April 23, 2010

Via EDGAR and Facsimile (703) 813-6967

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Tarik Gause

Re:           Southern Products, Inc.
Registration Statement on Form S-1
Filed March 25, 2010
File No.: 333-165692

Dear Mr. Gause:

I write on behalf of Southern Products, Inc., (the “Company”) in response to the Staff’s letter of April 21, 2010, by Amanda Ravitz, Branch Chief – Legal, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed March 25, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
We note your use of graphics throughout the prospectus.  To the extent applicable, please confirm that you have permission to use any third party picture or graphics.  Delete any graphical representations of products or services you intend to create or provide unless you have already created or provided them.  For all others, provide additional details about what the images mean to you.

In response to this comment, the Company revised the disclosures to include additional explanatory labeling of the graphics used in the prospectus.  The diagram on Page 22 depicts the dimensions and lay-out of the typical field of play for competitive beer pong.  An explanatory note to this effect has been added to the discussion immediately below the diagram.  The diagram is commonly used in beer pong rule sets and other explanations of the game and is believed to be in the public domain.  The diagram on Page 23 depicts the standard layered components of the EIFS system, which begins with the styrofoam core. Reinforcing fiber mesh, a polymer basecoat, and an acrylic finish are then applied over one another to create the finished surface.  An explanatory note to this effect has been added to the discussion immediately below the diagram.  This diagram was included to aid the reader’s understanding of the construction and materials make-up of the Company’s tables.   The flow chart on Page 24 shows each of the steps in the process used to manufacture the Company’s beer pong tables.  An explanatory note to that effect has been added to the text immediately above the flow chart. The photo on Page 24 depicts one of the Company’s existing prototype tables, which has been manufactured using the EIFS process described in this part of the prospectus.  An explanatory note to this effect has been added to the text immediately above the photo.  Finally, the photo on Page 25 depicts another of the Company’s existing basic prototype tables featuring a painted decorative design.  An explanatory note to this effect has been added to the text immediately above the photo.

2.
Delete terms such as “dramatic,” “rapidly,” “wildly,” “good,” and “aesthetically pleasing” from the registration statement as such terms are unsubstantiable and do not assist investors in understanding your business.

In response to this comment, the Company has deleted the word “dramatically” from the second paragraph on Page 25.  The Company has deleted the word “rapidly” from the first Risk Factor discussed on Page 7 and from the third Risk Factor discussed on Page 8.  The word “wildly” is not used in the registration statement, but the Company deleted the word “widely” from the first Risk Factor discussed on Page 7 as a precaution.  The Company has deleted the word “good” from the discussion on Page 30.  Reference to the Company’s tables being “aesthetically pleasing” has been deleted from the discussion on Page 21.

Prospectus Cover Page, page 2

3.
You may not make this primary offering on an “at the market” basis.  As such, please remove revise the third paragraph to remove any suggestion that you will sell these shares at anything other than a fixed price.  Make similar revisions to the final paragraph on page 5.

In response to this comment, the Company has deleted the third paragraph on Page 2 and has deleted the similar language to the final paragraph on Page 5 entitled “Offering Price.”  The offering is a primary offering to be sold at the fixed price of $0.005 per share.

Summary, page 5

4.	Please disclose your monthly “burn rate” in the first paragraph.

In response to this comment, the company has added an estimate of its anticipated negative monthly cash flow to the first paragraph on Page 5.

The offering, page 5

5.
Please clarify your reference to selling shareholders.  This offering does not appear to have a selling shareholder component.  If a secondary offering is contemplated, revise substantially throughout to add applicable selling shareholder disclosure.

In response to this comment, the Company has deleted the reference to selling shareholders on Page 5, as well as the references to selling shareholders under “Determination of Offering Price” Page 14 and under Item 13 on Page 38.  The offering is solely a primary offering by the issuer and no selling shareholders are involved.  The reference to selling shareholders was an oversight.

Risk factors, page 7

6.	Please delete the second and third sentences in your introductory paragraph or revise to include any material risks not disclosed.

In response to this comment, the Company has deleted the second and third sentences in the introductory paragraph under Risk Factors on Page 7.  The Company believes that the prospectus, as amended, discloses all material risks related to the Company and the Offering.

7.
Please add risk factors discussing the dilution risk to investors in both this offering and if you chose to make subsequent offerings and the added costs you will incur as a result of being a public company, and quantify those costs.

In response to this comment, the company has added additional risk factors related to the dilution risk to investors in this offering and to the dilution risk should the Company chose to make subsequent offerings of common stock.  These risk factors have been added to the end of the risk factor section entitled “Risks Related To This Offering.”  In addition, the Company has added a risk factor related to the added costs it will incur as a result of becoming a public company.  This new risk factor has been added to the risk factor section on “Risks Related To Our Financial Condition And Business Model.”  The new risk factor gives an estimate of the annual costs for the year following effectiveness of the Registration Statement.

Because our sole officer and director, page 8

8.
Please revise to state that your sole officer and director has no business experience.  Alternatively, expand your discussion here and on page 33 to disclose specifically his business experience, regardless of how limited it may be.

In response to this comment, the Company has modified the risk factor to state that Mr. Richard has no business experience.

9.	In addition, please expand your discussion to include the fact that your sole officer and director has no experience managing a public company.

In response to this comment, the Company has expanded the risk factor discussed above to include the fact that Mr. Richard has no experience managing a public company.

If we do not obtain additional financing, page 8

10.	Please quantify your expected capital needs.

In response to this comment, the Company has expanded the risk factor to quantify its cash needs over the course of the current year.

If demand for our products grows rapidly, page 8

11.	Please explain what “generally cost effective” means and how the description is applicable to your manufacturing process.

In response to this comment, management has expanded the risk factor to explain that the cost to build a basic-model table is approximately $100 to $120, including approximately $80 for foam, stucco and other materials and approximately $20 - $40 for labor.  Accordingly, the company expects that its manufacturing costs per-table will be substantially less than the anticipated retail price for the finished products.

Use of proceeds, page 13

12.	Please revise to provide uses of proceeds if your raise proceeds at 25%, 50% and 75% of the amount you are seeking.

In response to this comment, the Company has inserted an additional table detailing the anticipated uses of proceeds in the event that it raises proceeds at 75%, 50%, and 25% of the amount it is seeking.

13.	Please confirm that the planned expenditures disclosed are listed in order of priority and, if true, revise your discussion to state that they are.

In response to this comment, the company has added language indicating that the planned expenditures are in order of their priority.

Company overview, page 21

14.	Disclose the number of prototypes you have built to date and discuss the manufacturing process you used and intend to use. We note in this regard an earlier reference to independent contractors.

In response to this comment, the Company has added language clarifying that it has constructed two initial proto-type tables using the manufacturing process described later in the description of business under “Table Manufacturing Process.”  Manufacture of the Company’s tables is not sub-contracted to other businesses.  Instead, the mention of “independent contractors” reflects the fact that one or two individuals will be paid on an as-needed basis to assist in the application of stucco and other materials during the manufacturing process.  Additional explanation to this effect has been added to the discussion under Product Development on Page 30.

15.	Please substantiate your claim that the “popularity of beer pong has grown tremendously” or state that this is your belief.

In response to this comment, the Company has modified the sentence in question so that it no longer contains the statement that “the popularity of beer pong has grown tremendously.”

Table manufacturing process, page 23

16.	Since you do not appear to have commenced operations, refrain from referring to the characteristics of your tables as if they exist. Rather, clarify the anticipatory nature of your table design.

In response to this comment, the Company modified the discussion so that it is phrased in the future tense and is forward looking.  The designs for the Company’s tables do, however, exist and it has built two existing prototypes.

Competition, page 25

17.	Please explain in greater detail how the costs per table are “relatively low” when compared to the costs per table of your competitors.

This statement was meant to convey that the Company’s costs per table are relatively low in comparison to its anticipated retail prices.  Clarifications to this effect have been made.

Product development, page 30

18.	Please disclose here and the Summary section on page 5 your current inventory of beer pong tables and your plan to increase your saleable inventory to approximately ten to fifteen tables.

In response to this comment, the Company has disclosed its current inventory of two tables in the Product Development section.  In addition, the Summary section on Page 5 has been expanded to include mention of the company’s current inventory of two tables and its plan to manufacture ten to fifteen additional tables.

19.
We note that you are in the process of manufacturing several themed tables with “popular university and sports themes.” Please disclose whether you have considered any intellectual property rights violations and liabilities.

In response to this comment, the Company has expanded the disclosure to include a statement that it has not undertaken an analysis of the potential costs and/or liabilities involved in producing products bearing images subject to existing copyright or trademark protection.  As stated in the expanded disclosure, the Company will not offer any product for sale which contains a copyright or trademark-protected image unless a proper license for the use of such image can be obtained.

20.
We note your $4,500 budget for the manufacture of tables.  Please revise your discussion to disclose the number of tables you expect to produce with this amount.  if it is the ten to fifteen tables mentioned earlier in the discussion, please revise your budget discussion to provide a corresponding cost range.

In response to this comment, the Company has clarified in this section that ten to fifteen additional tables are planned with the $4,500 budget.  In addition, the disclosure has been expanded to explain that the cost to produce a basic-model table is approximately $100 to $120 and that the $4,500 manufacturing budget allows some flexibility to produce more elaborate products which may include additional features including shaped glass inserts, glass or steel cup holders, lighting, and other enhancements.   The cost for more elaborate tables is expected to range from $150 to $225 depending on the level of additional detail included.

21.	Please disclose the source of your raw materials and the names of your principal suppliers.

In response to this comment, the Company has added a paragraph to this section disclosing the source of its raw materials and the names of its suppliers.

Initial marketing efforts, page 30

22.	We note that you intend to have your website online in one to two months. Please provide an estimate of the capital needed to build your site and your ongoing maintenance expense for the website.

In response to this comment, the Company has added a statement explaining that the estimated initial cost of developing its website is approximately $350.  Ongoing hosting and maintenance costs are expected to be approximately $150 per year.

Results of operations, page 31

23.	Revise to describe the types of expenses you incurred under general and administrative expenses.

In response to this comment, the company has added an explanation that the reported administrative expenses reflect the cost of its audit and accounting fees incurred as of February 28, 2010.

Certain relationships and related transactions, page 37

24.	Describe the “certain” equipment that Mr. Richard gave in exchange of 1000 shares.

In response to this comment, the Company has amended the disclosure to detail the specific equipment and supplies contributed.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

VOHWINKEL & ASSOCIATES

/s/ Rory Vohwinkel
Rory Vohwinkel, Esq.